SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 25, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Fourth Quarter Results 2020”, dated January 25, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of January 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q4 2020

Philips delivers Q4 sales of EUR 6.0 billion, with 7% comparable sales growth; income from continuing operations increases to EUR 608 million, Adjusted EBITA margin improves 110 basis points to 19.0%, and operating cash flow increases to EUR 1,305 million

Amsterdam, January 25, 2021

Fourth-quarter highlights

  Sales amounted to EUR 6.0 billion, with 7% comparable sales growth
  Comparable order intake increased 7%
  Income from continuing operations increased to EUR 608 million, compared to EUR 550 million in Q4 2019
  Adjusted EBITA margin increased to 19.0% of sales, compared to 17.9% of sales in Q4 2019
  Income from operations improved to EUR 795 million, compared to EUR 730 million in Q4 2019
  EPS from continuing operations (diluted) amounted to EUR 0.66; Adjusted EPS increased to EUR 0.94, compared to EUR 0.83 in Q4 2019
  Operating cash flow improved to EUR 1,305 million, compared to EUR 1,271 million in Q4 2019
  Free cash flow improved to EUR 1,055 million, compared to EUR 959 million in Q4 2019

Full-year highlights

  Sales amounted to EUR 19.5 billion, with 3% comparable sales growth
  Comparable order intake increased 9%
  Income from continuing operations increased to EUR 1,205 million, compared to EUR 1,192 million in 2019
  Adjusted EBITA margin was 13.2% of sales, in line with 2019
  Income from operations amounted to EUR 1,542 million, compared to EUR 1,644 million in 2019
  EPS from continuing operations (diluted) amounted to EUR 1.31; Adjusted EPS amounted to EUR 1.98, in line with 2019
  Operating cash flow improved to EUR 2,777 million, compared to EUR 2,031 million in 2019
  Free cash flow improved to EUR 1,852 million, compared to EUR 1,053 million in 2019
  Proposed dividend of EUR 0.85 per share, in cash or shares at the option of the shareholder

Frans van Houten, CEO of Royal Philips:

“Against the backdrop of the ongoing COVID-19 pandemic, we continued to support healthcare providers and medical staff with the provision of both acute COVID-19 care and regular healthcare. In the quarter, Philips entered into 25 new long-term strategic partnerships with hospitals in the US, Europe and Asia, to help them achieve their clinical and operational goals with our integrated solutions. We also supported consumers in their homes with telehealth solutions such as tele-dentistry services and remote monitoring.

I am pleased that, as a result of these efforts, in the quarter we recorded 7% comparable sales growth for the Group and 7% comparable order intake growth. The Adjusted EBITA margin improved by 110 basis points, and we delivered a strong free cash flow of EUR 1,055 million.

We launched several new products and solutions in the quarter, including the Philips Shaver Series 1000 that specifically addresses the personal care needs of young men in China. We also introduced our next-generation IntelliSpace Portal advanced visualization workspace with AI capabilities to support a precision diagnosis. To expand our Connected Care solutions, we signed agreements to acquire BioTelemetry and Capsule Technologies. These acquisitions will further broaden and scale Philips’ patient care management solutions for the hospital and the home to enhance patient outcomes, streamline clinical workflows and increase productivity. We target significant revenue synergies, and these businesses will be accretive to Philips' sales growth and Adjusted EBITA margin in 2021. This is another important step in our strategy to become a leading solutions provider.

As a result of our stronger performance in the second half of the year, following a challenging first half due to the impact of COVID-19, our performance was resilient. For the full year 2020 we delivered 3% comparable sales growth, an Adjusted EBITA margin of 13.2% and a strong free cash flow of EUR 1.9 billion. Moreover, driven by 9% comparable order intake growth, we continued to gain market share in our healthcare businesses, and ended the year with a strong order book.

I am very grateful and proud of the commitment, resourcefulness and hard work of our more than 80,000 employees in 2020. Through our efforts, we were able to deliver against our triple duty of care – meeting critical customer needs, safeguarding the health and safety of our employees, and ensuring business continuity.

Looking ahead, we continue to see uncertainty related to the impact of COVID-19 across the world. For 2021, Philips plans to deliver low-single-digit comparable sales growth, driven by solid growth in Diagnosis & Treatment and Personal Health, partly offset by lower Connected Care sales, and an Adjusted EBITA margin improvement of 60-80 basis points.”

Business segment performance

The Diagnosis & Treatment businesses returned to growth, with 1% comparable sales growth in the quarter, driven by high-single-digit growth in Diagnostic Imaging. Comparable order intake showed a 3% increase, compared to a 5% decrease in the previous quarter. The Adjusted EBITA margin decreased to 14.0%, mainly due to mix changes. For the full year, the Diagnosis & Treatment businesses recorded a 2% comparable sales decrease and an Adjusted EBITA margin of 10.0%.

Comparable sales in the Connected Care businesses increased 24% in the quarter, with double-digit growth in Monitoring & Analytics and Sleep & Respiratory Care. Comparable order intake showed a 17% increase, with strong growth across all businesses. The Adjusted EBITA margin increased to 27.2%, due to operating leverage and productivity programs. For the full year, the Connected Care businesses delivered 22% comparable sales growth and an Adjusted EBITA margin of 21.5%.

The Personal Health businesses delivered a comparable sales increase of 5% in the quarter, with double-digit growth in Domestic Appliances and mid-single-digit growth in Personal Care. The Adjusted EBITA margin was 20.0%, in line with Q4 2019. For the full year, the Personal Health businesses recorded a 4% comparable sales decline and an Adjusted EBITA margin of 13.0%.

Philips’ ongoing focus on innovation and partnerships resulted in the following key developments in the quarter and the year:

  In 2020, Philips’ products and solutions improved the lives of 1.75 billion people, compared to 1.64 billion in 2019. This figure includes 207 million people in underserved communities, compared to 194 million in 2019. In addition, Philips was once again recognized in 2020 for its sustainability performance in the 2020 Dow Jones Sustainability Indices and CDP's Climate Change A-list.
  Philips signed 25 new long-term strategic partnerships in the quarter, including a 5-year technology and innovation partnership with Rennes University Hospital, one of the top 10 hospitals in France, with four sites and more than 1,800 beds. Philips will deliver integrated solutions to support a precision diagnosis, image-guided therapies, and patient monitoring and management. This includes consultancy services to help optimize the hospital’s clinical pathways.
  Expanding its range of patient-centric solutions for the home, Philips launched the BiPAP A40 EFL non-invasive ventilator. With this introduction, Philips is extending its respiratory care solutions with a new ventilation therapy feature to treat COPD patients with expiratory flow limitation (EFL) with targeted therapy to reduce symptoms and increase their comfort while sleeping.
  Highlighting the company’s strength in enterprise imaging solutions, Philips created a single system for all 12 hospitals in the Region of Southern Denmark to store, retrieve, and view radiology and nuclear medicine images and data. This unified imaging ecosystem, which comprises Philips’ Vendor-Neutral Archive and Universal Viewer, will serve all of the region’s radiologists and nuclear medicine specialists, improving collaboration and enhancing patient care.
  Leveraging Philips’ remote patient monitoring capabilities, Philips and BioIntelliSense have been selected by the U.S. Department of Defense to validate BioIntelliSense’s BioSticker sensor for the early detection of COVID-19 symptoms. The validation study aims to accelerate the use of wearable diagnostics for the early identification and containment of pre-symptomatic COVID-19 cases.
  Highlighting its leadership in image-guided therapy, there was strong demand for Philips’ mobile surgery solutions, including the Philips Zenition mobile C-arm platform, resulting in double-digit growth for this category during the quarter. Earlier in the year, Philips introduced several new innovations on its Zenition platform to improve the workflow of complex surgical procedures.
  Philips launched a vendor-neutral, multimodality Radiology Operations Command Center to enable real-time, remote collaboration between technologists, radiologists and imaging operations teams across multiple sites, with the aim of increasing productivity, minimizing issues with image quality, and expanding access to MR- and CT-based diagnosis.

Cost savings

In the fourth quarter of 2020, cost savings totaled EUR 123 million, with procurement savings of EUR 67 million and savings from overhead and other productivity programs of EUR 56 million, resulting in annual savings of EUR 447 million in 2020. As a result, Philips has delivered EUR 1.9 billion productivity savings for the Group over the 2017-2020 period, exceeding the target of EUR 1.8 billion.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q4 2019	Q4 2020
Sales	5,958	6,001
Nominal sales growth	7%	1%
Comparable sales growth1)	3%	7%
Comparable order intake1)2)	6%	7%
Income from operations	730	795
as a % of sales	12.3%	13.2%
Financial expenses, net	(57)	(20)
Investments in associates, net of income taxes	(1)	(1)
Income tax expense	(122)	(166)
Income from continuing operations	550	608
Discontinued operations, net of income taxes	6	(1)
Net income	556	607
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted2)	0.60	0.66
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)2)	0.83	0.94
Net income attributable to shareholders3) per common share (in EUR) - diluted	0.60	0.66
EBITA1)	868	1,015
as a % of sales	14.6%	16.9%
Adjusted EBITA1)	1,066	1,139
as a % of sales	17.9%	19.0%
Adjusted EBITDA1)	1,335	1,420
as a % of sales	22.4%	23.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
2) The comparative figures have been restated to conform to the revised definitions. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.
  Comparable sales growth was 7%, reflecting double-digit growth in the Connected Care businesses, mid-single-digit growth in the Personal Health businesses, and low-single-digit growth in the Diagnosis & Treatment businesses. In aggregate, it is estimated that COVID-19 had a neutral impact on overall comparable sales growth.
  Comparable order intake showed 7% growth. The Connected Care businesses recorded double-digit growth and the Diagnosis & Treatment businesses low-single-digit growth. This growth was driven by mid-single-digit growth in North America and Western Europe, as well as low-single-digit growth in growth geographies.
  Adjusted EBITA increased by EUR 73 million and the margin increased by 110 basis points compared to Q4 2019, driven by the strong sales growth and productivity programs. It is estimated that COVID-19 negatively impacted the Adjusted EBITA margin by around 40 basis points.
  Income from operations includes a charge of EUR 144 million related to an impairment of goodwill, mainly due to revisions to the financial forecast of our Personal Emergency Response System business as a result of lower demand.
  Restructuring, acquisition-related and other charges amounted to EUR 124 million, compared to EUR 198 million in Q4 2019. Q4 2020 includes restructuring charges of EUR 61 million, EUR 21 million related to pension liability de-risking in the US, and EUR 20 million of separation costs related to the Domestic Appliances business.
  Financial income and expenses resulted in an expense of EUR 20 million, compared to an expense of EUR 57 million in Q4 2019. Q4 2020 includes a gain from the increase in value of our minority participations.
  Income taxes increased by EUR 44 million year-on-year, mainly driven by higher income in Q4 2020 and lower non-cash benefits from business integration compared to Q4 2019.
  Net income increased by EUR 51 million compared to Q4 2019, resulting from higher earnings and lower net financial expenses, partly offset by higher income tax expense.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q4 2019	Q4 2020	nominal	comparable1)
Western Europe	1,332	1,512	13%	14%
North America	2,086	1,971	(6)%	1%
Other mature geographies	493	523	6%	9%
Total mature geographies	3,912	4,005	2%	6%
Growth geographies	2,046	1,996	(2)%	7%
Philips Group	5,958	6,001	1%	7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Sales in growth geographies increased by 7% on a comparable basis, driven by double-digit growth in Central & Eastern Europe and Russia & Central Asia and high-single-digit growth in Middle East & Turkey, partly offset by a decline in China. In mature geographies, sales increased by 6% on a comparable basis, reflecting double-digit growth in Western Europe and low-single-digit growth in North America.

Cash and cash equivalents balance in millions of EUR

	Q4 2019	Q4 2020
Beginning cash and cash equivalents balance	1,103	2,490
Free cash flow1)	959	1,055
Net cash flows from operating activities	1,271	1,305
Net capital expenditures	(312)	(251)
Other cash flows from investing activities	110	8
Treasury shares transactions	(252)	(135)
Changes in debt	(463)	(74)
Other cash flow items	(21)	(31)
Net cash flows from discontinued operations	(11)	(87)
Ending cash and cash equivalents balance	1,425	3,226
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities increased by EUR 34 million, mainly due to improved working capital.
  Other cash flows from investing activities mainly includes net cash flows from investments and derivatives. Q4 2019 included proceeds from the sale of financial assets.
  Treasury shares transactions relates to Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes outflows related to repayments of short-term debt and lease payments.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	September 30, 2020	December 31, 2020
Long-term debt	6,553	5,705
Short-term debt	673	1,229
Total debt	7,226	6,934
Cash and cash equivalents	2,490	3,226
Net debt	4,736	3,708
Shareholders' equity	11,722	11,870
Non-controlling interests	29	31
Group equity	11,751	11,901
Net debt : group equity ratio1)	29:71	24:76
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2019	Q4 2020
Sales	2,582	2,458
Sales growth
Nominal sales growth	10%	(5)%
Comparable sales growth1)	5%	1%
Income from operations	219	284
as a % of sales	8.5%	11.6%
EBITA1)	314	314
as a % of sales	12.2%	12.8%
Adjusted EBITA1)	420	343
as a % of sales	16.3%	14.0%
Adjusted EBITDA1)	496	421
as a % of sales	19.2%	17.1%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 1%, with high-single-digit growth in Diagnostic Imaging, and a mid-single-digit decline in Image-Guided Therapy and Ultrasound due to the postponement of installations and elective procedures resulting from the impact of COVID-19.
  Comparable sales in growth geographies showed mid-single-digit growth, driven by double-digit growth in China and Central & Eastern Europe, partly offset by Middle East & Turkey. Mature geographies recorded a low-single-digit decline, with low-single-digit growth in Western Europe and a mid-single-digit decline in North America.
  Adjusted EBITA margin decreased to 14.0%, mainly due to mix changes resulting from lower sales in Ultrasound and Image-Guided Therapy.
  Restructuring, acquisition-related and other charges were EUR 28 million, compared to EUR 106 million in Q4 2019. In Q1 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 50 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2019	Q4 2020
Sales	1,354	1,581
Sales growth
Nominal sales growth	6%	17%
Comparable sales growth1)	2%	24%
Income from operations	184	215
as a % of sales	13.6%	13.6%
EBITA1)	219	398
as a % of sales	16.2%	25.2%
Adjusted EBITA1)	263	430
as a % of sales	19.4%	27.2%
Adjusted EBITDA1)	312	496
as a % of sales	23.0%	31.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 24%, with double-digit growth in both Monitoring & Analytics and Sleep & Respiratory Care, mainly driven by COVID-19-generated demand.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in Central & Eastern Europe, Russia & Central Asia and Latin America, as well as high-single-digit growth in China. Mature geographies recorded double-digit growth, with double-digit growth in North America, Western Europe and other mature geographies.
  Adjusted EBITA margin increased to 27.2%, due to operating leverage and productivity programs.
  Income from operations includes a charge of EUR 144 million related to an impairment of goodwill, mainly due to revisions to the financial forecast of our Personal Emergency Response System business as a result of lower demand.
  Restructuring, acquisition-related and other charges were EUR 32 million, compared to EUR 44 million in Q4 2019. In Q1 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 40 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q4 2019	Q4 2020
Sales	1,850	1,824
Sales growth
Nominal sales growth	6%	(1)%
Comparable sales growth1)	4%	5%
Income from operations	340	355
as a % of sales	18.4%	19.5%
EBITA1)	345	360
as a % of sales	18.6%	19.7%
Adjusted EBITA1)	372	364
as a % of sales	20.1%	20.0%
Adjusted EBITDA1)	425	410
as a % of sales	23.0%	22.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 5%, with double-digit growth in Domestic Appliances, mid-single-digit growth in Personal Care and a low-single-digit decline in Oral Healthcare.
  Comparable sales in mature geographies showed high-single-digit growth, driven by double-digit growth in Western Europe. Growth geographies recorded low-single-digit growth, which was driven by double-digit growth in Middle East & Turkey, India, Latin America and Russia & Central Asia, partly offset by China.
  Adjusted EBITA was 20.0%, as operating leverage was offset by higher investments in advertising and promotion.
  Restructuring, acquisition-related and other charges amounted to EUR 3 million, compared to EUR 27 million in Q4 2019. In Q1 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 5 million.

Other

Key data

in millions of EUR

	Q4 2019	Q4 2020
Sales	172	138
Income from operations	(13)	(59)
EBITA1)	(11)	(58)
Adjusted EBITA1) of:	11	1
IP Royalties	118	83
Innovation	(51)	(43)
Central costs	(51)	(43)
Other	(5)	4
Adjusted EBITDA1)	101	93
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales decreased by EUR 34 million, mainly due to lower royalty income.
  Restructuring, acquisition-related and other charges amounted to EUR 59 million, compared to EUR 22 million in Q4 2019. EBITA in Q4 2020 includes EUR 20 million of separation costs related to the Domestic Appliances business and EUR 21 million related to pension liability de-risking in the US. In Q1 2021, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Proposed distribution

A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 6, 2021, to declare a distribution of EUR 0.85 per common share, in cash or shares at the option of the shareholder, against the net income of 2020.

If the above dividend proposal is adopted, the shares will be traded ex-dividend as of May 10, 2021 at the New York Stock Exchange and Euronext Amsterdam. In compliance with the listing requirements of the New York Stock Exchange and Euronext Amsterdam, the dividend record date will be May 11, 2021.

Shareholders will be given the opportunity to make their choice between cash and shares between May 12 and June 4, 2021. If no choice is made during this election period, the dividend will be paid in cash. The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares Koninklijke Philips N.V. at Euronext Amsterdam on June 2, 3 and 4, 2021. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to the gross dividend in cash. The ratio and the number of shares to be issued will be announced on June 8, 2021. Payment of the dividend (up to EUR 775 million) and delivery of new common shares, with settlement of fractions in cash, if required, will take place from June 9, 2021.

Further details will be given in the agenda with explanatory notes for the 2021 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Full-year highlights

Philips performance

Key data

in millions of EUR unless otherwise stated

	January to December
	2019	2020
Sales	19,482	19,535
Nominal sales growth	8%	0%
Comparable sales growth1)	4%	3%
Comparable order intake1)2)	6%	9%
income from operations	1,644	1,542
as a % of sales	8.4%	7.9%
Financial expenses, net	(117)	(44)
Investments in associates, net of income taxes	1	(9)
Income tax expense	(337)	(284)
Income from continuing operations	1,192	1,205
Discontinued operations, net of income taxes	(19)	(10)
Net income	1,173	1,195
Income from continuing operations to shareholders3) per common share (in EUR) - diluted	1.27	1.31
Adjusted income from continuing operations to shareholders3) per common share (in EUR) - diluted1)2)	1.98	1.98
Net income attributable to shareholders3) per common share (in EUR) - diluted	1.25	1.29
EBITA1)	2,091	2,067
as a % of sales	10.7%	10.6%
Adjusted EBITA1)	2,563	2,570
as a % of sales	13.2%	13.2%
Adjusted EBITDA1)	3,503	3,608
as a % of sales	18.0%	18.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
2) The comparative figures have been restated to conform to the revised definitions. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.
  Comparable sales growth was 3%, with double-digit growth in the Connected Care businesses, a low-single-digit decline in the Diagnosis & Treatment businesses, and a mid-single-digit decline in the Personal Health businesses. For the full year, it is estimated that COVID-19 had a negative impact of around 2.4 percentage points. Sales in growth geographies were in line with 2019, driven by double-digit growth in Central & Eastern Europe and Russia & Central Asia and high-single-digit growth in Latin America, offset by China. Mature geographies recorded mid-single-digit growth, with double-digit growth in Western Europe and low-single-digit growth in North America, partly offset by a low-single-digit decline in other mature geographies.
  Comparable order intake showed 9% growth, with double-digit growth in the Connected Care businesses and a mid-single-digit decline in the Diagnosis & Treatment businesses. On a geographic basis, growth geographies achieved high-single-digit growth, mainly driven by double-digit growth in Russia & Central Asia and mid-single-digit growth in China. Mature geographies recorded double-digit growth, with double-digit growth in Western Europe and high-single-digit growth in North America.
  Adjusted EBITA increased by EUR 7 million and the margin was in line with 2019, mainly due to sales growth and productivity programs. It is estimated that COVID-19 negatively impacted the Adjusted EBITA margin by around 80 basis points.
  Income from operations includes a charge of EUR 144 million related to an impairment of goodwill, mainly due to revisions to the financial forecast of our Personal Emergency Response System business as a result of lower demand.
  Amortization of acquired intangibles includes an impairment of EUR 92 million related to technology assets in Q2.
  Restructuring, acquisition-related and other charges amounted to EUR 504 million, compared to EUR 471 million in 2019. 2020 includes restructuring charges of EUR 209 million, charges of EUR 31 million related to a value adjustment of capitalized development costs, non-recurring inventory valuation charges of EUR 26 million, a provision of EUR 38 million related to legal matters, EUR 21 million related to pension liability de-risking in the US, charges of EUR 43 million due to changes in ventilator demand, and EUR 42 million of separation costs related to the Domestic Appliances business. It also includes a EUR 101 million gain related to the release of a contingent consideration liability in Q2.
  Financial income and expenses resulted in an expense of EUR 44 million, compared to an expense of EUR 117 million in 2019. 2020 mainly includes a gain from the increase in value of our minority participations, while 2019 included dividend income and fair value gains of EUR 67 million.
  Income taxes decreased by EUR 53 million year-on-year, mainly due to one-off non-cash benefits from a decrease in tax rate and higher non-taxable results from participations, partly offset by lower non-cash benefits from business integration compared to 2019.
  Net income increased by EUR 22 million compared to 2019, mainly due to lower net financial expenses and lower income tax expenses, partly offset by charges of EUR 144 million related to impairment of goodwill.

Cash and cash equivalents balance

in millions of EUR

	January to December
	2019	2020
Beginning cash and cash equivalents balance	1,688	1,425
Free cash flow1)	1,053	1,852
Net cash flows from operating activities	2,031	2,777
Net capital expenditures	(978)	(924)
Other cash flows from investing activities	376	(391)
Treasury shares transactions	(1,318)	(298)
Changes in debt	109	783
Dividend paid to shareholders	(453)	(1)
Other cash flow items	(4)	(57)
Net cash flows discontinued operations	(25)	(88)
Ending cash and cash equivalents balance	1,425	3,226
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities increased by EUR 746 million, mainly due to improved working capital.
  Other cash flows from investing activities mainly includes cash outflows related to acquisitions. 2019 included proceeds from the sale of Signify shares, the Photonics business and other financial assets, partly offset by outflows related to acquisitions.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes the net proceeds related to bonds issued.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2019	December 31, 2020
Long-term debt	4,939	5,705
Short-term debt	508	1,229
Total debt	5,447	6,934
Cash and cash equivalents	1,425	3,226
Net debt	4,022	3,708
Shareholders' equity	12,597	11,870
Non-controlling interests	28	31
Group equity	12,625	11,901
Net Debt : group equity ratio1)	24:76	24:76
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  The increase in debt is mainly attributable to the issuance of bonds and forward contracts in relation to Philips' share buyback program.
  The decrease in shareholders' equity mainly relates to the effect of currency translation, mainly USD, and forward contracts.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2019	2020
Sales	8,485	8,175
Sales growth
Nominal sales growth	10%	(4)%
Comparable sales growth1)	5%	(2)%
Income from operations	660	495
as a % of sales	7.8%	6.1%
EBITA1)	856	704
as a % of sales	10.1%	8.6%
Adjusted EBITA1)	1,078	816
as a % of sales	12.7%	10.0%
Adjusted EBITDA1)	1,357	1,108
as a % of sales	16.0%	13.6%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 2%, with low-single-digit growth in Diagnostic Imaging, and a high-single-digit decline in Image-Guided Therapy and Ultrasound due to the postponement of installations and elective procedures resulting from the impact of COVID-19.
  Comparable sales in growth geographies showed mid-single-digit growth, driven by double-digit growth in China, Russia & Central Asia and Central & Eastern Europe, partly offset by India and Middle East & Turkey. Mature geographies recorded a mid-single-digit decline, with a low-single-digit decline in Western Europe and a high-single-digit decline in North America.
  Adjusted EBITA margin decreased to 10.0%, mainly due to lower volumes and factory coverage, and mix changes due to lower sales in Ultrasound and Image-Guided Therapy.
  Amortization of acquired intangibles includes an impairment of EUR 92 million related to technology assets in Q2.
  Restructuring, acquisition-related and other charges to improve productivity were EUR 112 million, compared to EUR 222 million in 2019. 2020 includes restructuring charges of EUR 57 million, charges of EUR 31 million related to a value adjustment of capitalized development costs, and a provision of EUR 38 million related to legal matters. It also includes a EUR 101 million gain related to the release of a contingent consideration liability in Q2.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2019	2020
Sales	4,674	5,564
Sales growth
Nominal sales growth	8%	19%
Comparable sales growth1)	3%	22%
Income from operations	267	708
as a % of sales	5.7%	12.7%
EBITA1)	486	986
as a % of sales	10.4%	17.7%
Adjusted EBITA1)	618	1,195
as a % of sales	13.2%	21.5%
Adjusted EBITDA1)	802	1,412
as a % of sales	17.2%	25.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 22%, with double-digit growth in both Monitoring & Analytics and Sleep & Respiratory Care, mainly driven by COVID-19-generated demand.
  Comparable sales in growth and mature geographies showed double-digit growth across all regions.
  Adjusted EBITA margin increased to 21.5%, mainly due to operating leverage and productivity programs, which more than offset investments to ramp up production.
  Income from operations includes a charge of EUR 144 million related to an impairment of goodwill, mainly due to revisions to the financial forecast of our Personal Emergency Response System business as a result of lower demand.
  Restructuring, acquisition-related and other charges amounted to EUR 209 million in 2020, compared to EUR 131 million in 2019. 2020 includes restructuring charges of EUR 76 million and charges of EUR 43 million due to changes in ventilator demand.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to December
	2019	2020
Sales	5,854	5,407
Sales growth
Nominal sales growth	6%	(8)%
Comparable sales growth1)	5%	(4)%
Income from operations	844	619
as a % of sales	14.4%	11.4%
EBITA1)	869	639
as a % of sales	14.8%	11.8%
Adjusted EBITA1)	943	704
as a % of sales	16.1%	13.0%
Adjusted EBITDA1)	1,104	872
as a % of sales	18.9%	16.1%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 4%, with a strong recovery in the second half of the year; the full-year decline reflects flat year-on-year sales in Domestic Appliances, a mid-single-digit decline in Personal Care, and a high-single-digit decline in Oral Healthcare.
  Comparable sales in mature geographies showed mid-single-digit growth, driven by double-digit growth in Western Europe. Growth geographies recorded a double-digit decline, which was attributable to China.
  Adjusted EBITA margin was 13.0%, due to the decline in sales, partly offset by cost savings.
  Restructuring, acquisition-related and other charges were EUR 65 million, compared to EUR 73 million in 2019. 2020 includes restructuring charges of EUR 40 million and non-recurring inventory valuation charges of EUR 26 million.

Other

Key data

in millions of EUR

	January to December
	2019	2020
Sales	469	389
Income from operations	(127)	(280)
EBITA1)	(119)	(262)
Adjusted EBITA1) of:	(76)	(145)
IP Royalties	265	197
Innovation	(185)	(176)
Central costs	(146)	(137)
Other	(11)	(28)
Adjusted EBITDA1)	241	215
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales decreased by EUR 80 million, mainly due to lower royalty income.
  Adjusted EBITA decreased by EUR 69 million, mainly due to lower royalty income and charges related to movements in environmental provisions.
  Restructuring, acquisition-related and other charges amounted to EUR 118 million, compared to EUR 43 million in 2019. EBITA in 2020 includes EUR 42 million of separation costs related to the Domestic Appliances business and EUR 21 million related to pension liability de-risking in the US.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about the strategy; estimates of sales growth; future Adjusted EBITA; future restructuring, acquisition-related and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: changes in industry or market circumstances; economic, political and societal changes; Philips’ increasing focus on health technology and solutions; the successful completion of divestments such as the disentanglement and divestment of our Domestic Appliances businesses; the realization of Philips’ objectives in growth geographies; business plans and integration of acquisitions; securing and maintaining Philips’ intellectual property rights and unauthorized use of third-party intellectual property rights; COVID-19 and other pandemics; breaches of cybersecurity; IT system changes or failures; the effectiveness of our supply chain; challenges to drive operational excellence, productivity and speed in bringing innovations to market; attracting and retaining personnel; future trade arrangements following Brexit; compliance with regulations and standards including quality, product safety and data privacy; compliance with business conduct rules and regulations; treasury risks and other financial risks; tax risks; costs of defined-benefit pension plans and other post- retirement plans; reliability of internal controls, financial reporting and management process. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2019.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in Annual Report 2019.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2019. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the significant accounting policies as stated in the Annual Report 2019.

Effective Q1 2020, Philips has simplified its order intake policy by aligning horizons for all modalities to 18 months to revenue, compared to previously used delivery horizons of 6 months for Ultrasound, 12 months for Connected Care and 15 months for Diagnosis & Treatment. At the same time, Philips has aligned order intake for software contracts to the same 18 months to revenue horizon, meaning that only the next 18 months conversion to revenue under the contract is recognized, compared to the full contract values recognized previously. This change eliminates major variances in order intake growth and better reflects expected revenue in the short term from order intake booked in the reporting period. This realignment has not resulted in any material additional order intake recognition.

In 2020, Philips revised the definition of net finance expenses used in the calculation of Adjusted income from continuing operations attributable to shareholders, to exclude fair value movements of limited life fund investments recognized at fair value through profit and loss. This change leads to more relevant information as the fair value movements are not indicative of Philips' performance. The fair value movements do not represent cash items. Philips believes making this change is helpful for investors to evaluate Philips' performance.

Per share and weighted average share calculations have been adjusted for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Prior-period amounts have been reclassified to conform to the current-period presentation.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q4		January to December
	2019	2020	2019	2020
Sales	5,958	6,001	19,482	19,535
Cost of sales	(3,251)	(3,134)	(10,607)	(10,754)
Gross margin	2,707	2,867	8,875	8,781
Selling expenses	(1,293)	(1,270)	(4,682)	(4,606)
General and administrative expenses	(139)	(172)	(631)	(668)
Research and development expenses	(545)	(493)	(1,884)	(1,915)
Other business income	38	12	155	123
Other business expenses	(39)	(149)	(188)	(173)
Income from operations	730	795	1,644	1,542
Financial income	22	40	117	160
Financial expenses	(79)	(60)	(233)	(204)
Investment in associates, net of income taxes	(1)	(1)	1	(9)
Income before taxes	672	774	1,529	1,490
Income tax expense	(122)	(166)	(337)	(284)
Income from continuing operations	550	608	1,192	1,205
Discontinued operations, net of income taxes	6	(1)	(19)	(10)
Net income	556	607	1,173	1,195
Attribution of net income
Income from continuing operations attributable to shareholders1)	550	604	1,186	1,197
Net income attributable to shareholders1)	556	603	1,167	1,187
Net income attributable to non-controlling interests	1	4	5	8
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):1)
- basic	912,977	907,303	921,062	907,721
- diluted	921,022	915,209	930,771	916,625
Income from continuing operations attributable to shareholders1)
- basic	0.60	0.67	1.29	1.32
- diluted	0.60	0.66	1.27	1.31
Net income attributable to shareholders1)
- basic	0.61	0.66	1.27	1.31
- diluted	0.60	0.66	1.25	1.29
1) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Amounts may not add up due to rounding

Condensed statement of comprehensive income

In millions of EUR

	January to December
	2019	2020
Net income for the period	1,173	1,195

Pensions and other post employment plans:
Remeasurement	30	51
Income tax effect on remeasurements	3	(12)

Financial assets fair value through OCI:
Net current-period change, before tax	82	-
Total of items that will not be reclassified to Income statement	114	39

Currency translation differences:
Net current-period change, before tax	218	(1,040)
Income tax effect on net current-period change	-	1
Reclassification adjustment for (gain) loss realized	4
Reclassification adjustment for (gain) loss realized, in discontinued operations	16

Cash flow hedges:
Net current-period change, before tax	(53)	69
Income tax effect on net current-period change	6	(17)
Reclassification adjustment for (gain) loss realized	33	(6)
Total of items that are or may be reclassified to Income Statement	225	(992)

Other comprehensive income (loss) for the period	340	(953)

Total comprehensive income (loss) for the period	1,512	242

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	1,507	235
Non-controlling interests	5	6

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

in millions of EUR

	December 31, 2019	December 31, 2020
Non-current assets:
Property, plant and equipment	2,866	2,682
Goodwill	8,654	8,014
Intangible assets excluding goodwill	3,466	2,997
Non-current receivables	178	230
Investments in associates	233	240
Other non-current financial assets	248	430
Non-current derivative financial assets	1	6
Deferred tax assets	1,865	1,820
Other non-current assets	47	66
Total non-current assets	17,557	16,486

Current assets:
Inventories - net	2,773	2,993
Other current financial assets	1	-
Other current assets	476	424
Current derivative financial assets	38	105
Income tax receivable	177	150
Current receivables	4,554	4,156
Assets classified as held for sale	13	173
Cash and cash equivalents	1,425	3,226
Total current assets	9,459	11,227
Total assets	27,016	27,713

Equity:
Equity	12,597	11,870
Common shares	179	182
Reserves	652	(340)
Other	11,766	12,028
Non-controlling interests	28	31
Group equity	12,625	11,901

Non-current liabilities:
Long-term debt	4,939	5,705
Non-current derivative financial liabilities	124	86
Long-term provisions	1,603	1,458
Deferred tax liabilities	143	59
Non-current contract liabilities	348	403
Non-current tax liabilities	186	291
Other non-current liabilities	71	74
Total non-current liabilities	7,413	8,077

Current liabilities:
Short-term debt	508	1,229
Current derivative financial liabilities	67	77
Income tax payable	100	57
Accounts and notes payable	2,089	2,119
Accrued liabilities	1,632	1,678
Current contract liabilities	1,170	1,239
Short-term provisions	556	522
Liabilities directly associated with assets held for sale	-	30
Other current liabilities	856	785
Total current liabilities	6,978	7,735
Total liabilities and group equity	27,016	27,713

Amounts may not add up due to rounding

Condensed consolidated statement of cash flows

in millions of EUR

	January to December
	2019	2020
Cash flows from operating activities:
Net income (loss)	1,173	1,195
Results of discontinued operations - net of income tax	19	10
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of fixed assets	1,402	1,520
Impairment of goodwill and other non-current financial assets	97	144
Share-based compensation	98	115
Net gain on sale of assets	(77)	(2)
Interest income	(27)	(14)
Interest expense on debt, borrowings and other liabilities	174	160
Income taxes	337	284
Investments in associates, net of income taxes	6	8
Decrease (increase) in working capital:	(819)	(87)
Decrease (increase) in receivables and other current assets	(274)	87
Decrease (increase) in inventories	(175)	(584)
Increase (decrease) in accounts payable, accrued and other current liabilities	(369)	411
Decrease (increase) in non-current receivables, other assets and other liabilities	122	40
Increase (decrease) in provisions	27	(87)
Other items	(5)	13
Interest paid	(172)	(148)
Interest received	27	15
Dividends received from investments in associates	12	4
Income taxes paid	(363)	(394)
Net cash provided by (used for) operating activities	2,031	2,777
Cash flows from investing activities:
Net capital expenditures	(978)	(924)
Purchase of intangible assets	(156)	(127)
Expenditures on development assets	(339)	(302)
Capital expenditures on property, plant and equipment	(518)	(513)
Proceeds from sales of property, plant and equipment	35	18
Net proceeds from (cash used for) derivatives and current financial assets	385	(13)
Purchase of other non-current financial assets	(63)	(131)
Proceeds from other non-current financial assets	162	65
Purchase of businesses, net of cash acquired	(255)	(317)
Net proceeds from sale of interests in businesses, net of cash disposed of	146	4
Net cash provided by (used for) investing activities	(603)	(1,316)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	23	16
Principal payments on short-term portion of long-term debt	(761)	(298)
Proceeds from issuance of long-term debt	847	1,065
Re-issuance of treasury shares	58	46
Purchase of treasury shares	(1,376)	(343)
Dividend paid to shareholders	(453)	(1)
Dividend paid to shareholders of non-controlling interests	(2)	(2)
Net cash provided by (used for) financing activities	(1,665)	483

Net cash provided by (used for) continuing operations	(237)	1,944

Net cash provided by (used for) discontinued operations	(25)	(88)

Net cash provided by (used for) continuing and discontinued operations	(262)	1,856
Effect of change in exchange rates on cash and cash equivalents	(2)	(55)
Cash and cash equivalents at the beginning of the period	1,688	1,425
Cash and cash equivalents at the end of the period	1,425	3,226

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items. Amounts may not add up due to rounding

Condensed consolidated statement of change in equity

In millions of EUR

	Common shares	Currency translation differences	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Total equity
		Reserves			Other
Balance as of December 31, 2018	185	739	(181)	(10)	3,487	8,266	(399)	12,088	29	12,117
IFRS 16 adjustment						(33)		(33)		(33)
Balance as of January 1, 2019	185	739	(181)	(10)	3,487	8,232	(399)	12,055	29	12,084
Total comprehensive income (loss)		239	82	(13)		1,200		1,507	5	1,512
Dividend distributed	2				319	(775)		(453)	(2)	(456)
Minority buy-out						(3)		(3)	(3)	(6)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(204)			204
Purchase of treasury shares							(621)	(621)		(621)
Re-issuance of treasury shares					(246)	11	266	31		31
Forward contracts						706	(706)
Share call options						28	(58)	(30)		(30)
Cancellation of treasury shares	(8)					(1,308)	1,316
Share-based compensation plans					101			101		101
Income tax share-based compensation plans					10			10		10
Balance as of December 31, 2019	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625

Balance as of January 1, 2020	179	978	(303)	(24)	3,671	8,296	(201)	12,597	28	12,625
Total comprehensive income (loss)		(1,036)	-	46		1,225		235	6	242
Dividend declared	4				754	(782)		(25)	(2)	(26)
Minority buy-out									(1)	(1)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(2)			2		-		-
Purchase of treasury shares						-	(130)	(130)		(130)
Re-issuance of treasury shares	-				(146)	7	161	23		23
Forward contracts						(793)	(126)	(920)		(920)
Share call options						24	(55)	(31)		(31)
Cancellation of treasury shares	(1)					(151)	152
Share-based compensation plans					116			116		116
Income tax share-based compensation plans					4			4		4
Balance as of December 31, 2020	182	(58)	(305)	23	4,400	7,828	(199)	11,870	31	11,901

Amounts may not add up due to rounding.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio
  Comparable order intake

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12, Reconciliation of non-IFRS information, of the Annual Report 2019 and to the Forward-looking statements and other important information.

Sales growth composition

in %

	Q4 2020				January to December
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2020 versus 2019
Diagnosis & Treatment	(4.8)%	0.1%	5.5%	0.8%	(3.7)%	(1.0)%	2.3%	(2.3)%
Connected Care	16.8%	0.7%	6.4%	23.9%	19.1%	0.7%	2.3%	22.0%
Personal Health	(1.4)%	0.0%	6.2%	4.8%	(7.6)%	0.0%	3.5%	(4.2)%
Philips Group	0.7%	0.0%	5.8%	6.6%	0.3%	(0.4)%	2.6%	2.5%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q4		January to December
	2019	2020	2019	2020
Net income	556	607	1,173	1,195
Discontinued operations, net of income taxes	(6)	1	19	10
Income from continuing operations	550	608	1,192	1,205
Continuing operations non-controlling interests	(1)	(4)	(5)	(8)
Income from continuing operations attributable to shareholders1)	550	604	1,186	1,197
Adjustments for:
Amortization of acquired intangible assets	119	76	350	381
Impairment of goodwill	19	144	97	144
Restructuring and acquisition-related charges	118	85	318	203
Other items	80	38	153	301
Net finance expenses2)	22	(28)	13	(125)
Tax impact of adjusted items	(142)	(60)	(280)	(285)
Adjusted income from continuing operations attributable to shareholders1)	765	859	1,838	1,814
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.60	0.66	1.27	1.31
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted2)	0.83	0.94	1.98	1.98
1) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019. 2) The comparative figures have been restated for the revised the definition of net finance expenses. Forward-looking statements and other important information

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2020
Net income	607
Discontinued operations, net of income taxes	1
Income tax expense	166
Investments in associates, net of income taxes	1
Financial expenses	60
Financial income	(40)
Income from operations	795	284	215	355	(59)
Amortization of acquired intangible assets	76	30	40	5	1
Impairment of goodwill	144		144
EBITA	1,015	314	398	360	(58)
Restructuring and acquisition-related charges	85	25	43	4	12
Other items	38	3	(11)	(1)	47
Adjusted EBITA	1,139	343	430	364	1

January to December 2020
Net income	1,195
Discontinued operations, net of income taxes	10
Income tax expense	284
Investments in associates, net of income taxes	9
Financial expenses	204
Financial income	(160)
Income from operations	1,542	495	708	619	(280)
Amortization of acquired intangible assets	381	209	134	20	18
Impairment of goodwill	144	-	144
EBITA	2,067	704	986	639	(262)
Restructuring and acquisition-related charges	203	29	97	40	37
Other items	301	83	112	25	81
Adjusted EBITA	2,570	816	1,195	704	(145)

Q4 2019
Net income	556
Discontinued operations, net of income taxes	(6)
Income tax expense	122
Investments in associates, net of income taxes	1
Financial expenses	79
Financial income	(22)
Income from operations	730	219	184	340	(13)
Amortization of acquired intangible assets	119	77	35	5	2
Impairment of goodwill	19	19
EBITA	868	314	219	345	(11)
Restructuring and acquisition-related charges	118	66	18	24	10
Other items	80	40	26	3	12
Adjusted EBITA	1,066	420	263	372	11

January to December 2019
Net income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(117)
Income from operations	1,644	660	267	844	(127)
Amortization of acquired intangible assets	350	177	141	25	8
Impairment of goodwill	97	19	78
EBITA	2,091	856	486	869	(119)
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adjusted EBITA	2,563	1,078	618	943	(76)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2020
Net income	607
Discontinued operations, net of income taxes	1
Income tax expense	166
Investments in associates, net of income taxes	1
Financial expenses	60
Financial income	(40)
Income from operations	795	284	215	355	(59)
Depreciation, amortization and impairments of fixed assets	388	110	130	51	97
Impairment of goodwill	144		144
Restructuring and acquisition-related charges	85	25	43	4	12
Other items	38	3	(11)	(1)	47
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(30)	(2)	(24)	-	(4)
Adjusted EBITDA	1,420	421	496	410	93

January to December 2020
Net income	1,195
Discontinued operations, net of income taxes	10
Income tax expense	284
Investments in associates, net of income taxes	9
Financial expenses	204
Financial income	(160)
Income from operations	1,542	495	708	619	(280)
Depreciation, amortization and impairments of fixed assets	1,520	536	415	187	382
Impairment of goodwill	144	-	144
Restructuring and acquisition-related charges	203	29	97	40	37
Other items	301	83	112	25	81
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(102)	(35)	(64)	1	(4)
Adjusted EBITDA	3,608	1,108	1,412	872	215

Q4 2019
Net income	556
Discontinued operations, net of income taxes	(6)
Income tax expense	122
Investments in associates, net of income taxes	1
Financial expenses	79
Financial income	(22)
Income from operations	730	219	184	340	(13)
Depreciation, amortization and impairments of fixed assets	469	233	86	59	92
Impairment of goodwill	19	19
Restructuring and acquisition-related charges	118	66	18	24	10
Other items	80	40	26	3	12
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(81)	(80)	-		-
Adjusted EBITDA	1,335	496	312	425	101

January to December 2019
Net income	1,173
Discontinued operations, net of income taxes	19
Income tax expense	337
Investments in associates, net of income taxes	(1)
Financial expenses	233
Financial income	(117)
Income from operations	1,644	660	267	844	(127)
Depreciation, amortization and impairments of fixed assets	1,402	564	327	186	326
Impairment of goodwill	97	19	78
Restructuring and acquisition-related charges	318	149	64	50	54
Other items	153	73	67	23	(11)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(111)	(109)	(2)	-	(1)
Adjusted EBITDA	3,503	1,357	802	1,104	241

Composition of free cash flow in millions of EUR

	January to December
	2019	2020
Net cash provided by operating activities	2,031	2,777
Net capital expenditures	(978)	(924)
Purchase of intangible assets	(156)	(127)
Expenditures on development assets	(339)	(302)
Capital expenditures on property, plant and equipment	(518)	(513)
Proceeds from disposals of property, plant and equipment	35	18
Free cash flow	1,053	1,852

Philips statistics

in millions of EUR unless otherwise stated

	2019				2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,151	4,671	4,702	5,958	4,159	4,395	4,980	6,001
Comparable sales growth1)	2%	6%	6%	3%	(2)%	(6)%	10%	7%
Comparable order intake1) 2)	2%	11%	3%	6%	24%	27%	(18)%	7%
Gross margin	1,888	2,125	2,155	2,707	1,845	1,831	2,238	2,867
as a % of sales	45.5%	45.5%	45.8%	45.4%	44.4%	41.7%	44.9%	47.8%
Selling expenses	(1,084)	(1,173)	(1,132)	(1,293)	(1,144)	(1,079)	(1,112)	(1,270)
as a % of sales	(26.1)%	(25.1)%	(24.1)%	(21.7)%	(27.5)%	(24.6)%	(22.3)%	(21.2)%
G&A expenses	(152)	(165)	(175)	(139)	(161)	(168)	(168)	(172)
as a % of sales	(3.7)%	(3.5)%	(3.7)%	(2.3)%	(3.9)%	(3.8)%	(3.4)%	(2.9)%
R&D expenses	(439)	(443)	(457)	(545)	(489)	(455)	(477)	(493)
as a % of sales	(10.6)%	(9.5)%	(9.7)%	(9.1)%	(11.8)%	(10.4)%	(9.6)%	(8.2)%
Income from operations	245	350	320	730	43	229	476	795
as a % of sales	5.9%	7.5%	6.8%	12.3%	1.0%	5.2%	9.6%	13.2%
Net income	162	246	208	556	39	210	340	607
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.18	0.27	0.22	0.60	0.05	0.23	0.37	0.66
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)2)	0.28	0.42	0.45	0.83	0.17	0.30	0.58	0.94
EBITA1)	314	440	469	868	127	388	536	1,015
as a % of sales	7.6%	9.4%	10.0%	14.6%	3.1%	8.8%	10.8%	16.9%
Adjusted EBITA1)	364	549	583	1,066	244	418	769	1,139
as a % of sales	8.8%	11.8%	12.4%	17.9%	5.9%	9.5%	15.4%	19.0%
Adjusted EBITDA1)	576	776	816	1,335	495	670	1,022	1,420
as a % of sales	13.9%	16.6%	17.4%	22.4%	11.9%	15.2%	20.5%	23.7%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
2) The comparative figures have been restated to conform to the revised definitions. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

Philips statistics in millions of EUR unless otherwise stated

	2019				2020
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,151	8,822	13,524	19,482	4,159	8,554	13,534	19,535
Comparable sales growth1)	2%	4%	5%	4%	(2)%	(4)%	1%	3%
Comparable order intake1) 2)	2%	7%	6%	6%	24%	26%	10%	9%
Gross margin	1,888	4,013	6,168	8,875	1,845	3,676	5,915	8,781
as a % of sales	45.5%	45.5%	45.6%	45.6%	44.4%	43.0%	43.7%	45.0%
Selling expenses	(1,084)	(2,257)	(3,389)	(4,682)	(1,144)	(2,224)	(3,336)	(4,606)
as a % of sales	(26.1)%	(25.6)%	(25.1)%	(24.0)%	(27.5)%	(26.0)%	(24.6)%	(23.6)%
G&A expenses	(152)	(317)	(492)	(631)	(161)	(328)	(496)	(668)
as a % of sales	(3.7)%	(3.6)%	(3.6)%	(3.2)%	(3.9)%	(3.8)%	(3.7)%	(3.4)%
R&D expenses	(439)	(882)	(1,339)	(1,884)	(489)	(944)	(1,422)	(1,915)
as a % of sales	(10.6)%	(10.0)%	(9.9)%	(9.7)%	(11.8)%	(11.0)%	(10.5)%	(9.8)%
Income from operations	245	594	915	1,644	43	272	748	1,542
as a % of sales	5.9%	6.7%	6.8%	8.4%	1.0%	3.2%	5.5%	7.9%
Net income	162	409	616	1,173	39	249	588	1,195
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	0.18	0.46	0.68	1.27	0.05	0.28	0.66	1.31
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)2)	0.28	0.70	1.15	1.98	0.17	0.46	1.04	1.98
EBITA1)	314	754	1,224	2,091	127	516	1,052	2,067
as a % of sales	7.6%	8.5%	9.1%	10.7%	3.1%	6.0%	7.8%	10.6%
Adjusted EBITA1)	364	914	1,497	2,563	244	662	1,432	2,570
as a % of sales	8.8%	10.4%	11.1%	13.2%	5.9%	7.7%	10.6%	13.2%
Adjusted EBITDA1)	576	1,352	2,169	3,503	495	1,166	2,188	3,608
as a % of sales	13.9%	15.3%	16.0%	18.0%	11.9%	13.6%	16.2%	18.5%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	910,810	902,417	898,029	890,974	887,579	891,301	909,472	905,128
Shareholders' equity per common share in EUR	13.54	13.19	13.76	14.14	13.66	12.29	12.89	13.11
Net debt : group equity ratio1)	25:75	28:72	27:73	24:76	28:72	31:69	29:71	24:76
Total employees of continuing operations	77,340	77,748	79,613	80,495	80,718	80,520	80,666	81,592
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
2) The comparative figures have been restated to conform to the revised definitions. Refer to the Forward-looking statements and other important information.
3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share and weighted average share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2019.

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